(d)(1)(C)(i)

May 1, 2017

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated January 3, 2006 (the “Agreement”) between Directed Services LLC (“DSL”)(1) and ING Clarion Real Estate Securities L.P. (“Clarion”), as amended, the sub-advisory fee for VY® Clarion Global Real Estate Portfolio (the “Portfolio”) was reduced on May 1, 2009.  On May 1, 2017, a new Sub-Advisory Agreement was executed between Clarion and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2017 through May 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to May 1, 2009 — the sub-advisory fee rate for the Portfolio after May 1, 2009)

The Reduction shall be limited to an annual maximum of 50% of the savings to Voya Investments, LLC based on the level of assets of the Portfolio on May 1, 2009.

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Registrant.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager to the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Robert P. Terris
Robert P. Terris
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Investors Trust

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President